EXHIBIT 99.1

Xenova
  Xenova Group plc

Not for release, publication or distribution in or into Canada, Australia or Japan

30 August 2005

Xenova Group plc – Scheme of arrangement confirmed by Court

Xenova Group plc (“Xenova”) is pleased to announce that the scheme of arrangement and the reduction of capital comprised within the Scheme have been confirmed by the High Court earlier today. The Scheme is expected to become effective on 01 September 2005 on registration of an office copy of the Court Order by the Registrar of Companies.

The listing of the Xenova Shares on the Official List is expected to be cancelled, at Xenova’s request, with effect from the commencement of business on 01 September 2005.

As regards elections, Xenova Shareholders holding 263,461,709 Xenova Shares, representing approximately 61.05 per cent. of the existing issued ordinary share capital of Xenova, elected for the Cash Alternative and Xenova Shareholders holding 11,582,310 Xenova Shares, representing approximately 2.68 per cent. of the existing issued ordinary share capital of Xenova, elected for the Cash and Secured Loan Note Alternative, and therefore Xenova Shareholders holding 156,513,084 Xenova Shares, representing approximately 36.27 per cent. of the existing issued ordinary share capital of Xenova, will receive Secured Loan Notes under the Secured Loan Note Offer.

Subject to the Scheme becoming effective, settlement of the consideration to which any Xenova Securityholder is entitled will be effected within fourteen days of the Scheme Effective Date as more fully explained in the Scheme Document.

Expressions used in this announcement have the same meaning as in the Scheme Document dated 08 July 2005.

Enquiries:

Xenova Group plc                                                                                       +44 (0)1753 706600
David A Oxlade, Chief Executive Officer Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

Broadview, a division of Jefferies International Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Celtic Pharma and no one else in connection with the Proposal and will not be responsible to anyone other than Celtic Pharma for providing the protections afforded to customers of Broadview or for providing advice in relation to the Proposal, the contents of this announcement or any transaction or arrangement referred to herein.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Xenova and no on else in connection with the Proposal and will not be responsible to anyone other than Xenova for providing the protections afforded to customers of Lazard or for providing advice in relation to the Proposal, the contents of this announcement or any transaction or arrangement referred to herein.

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of product candidates in clinical development, including three cancer programmes: its lead product candidate TransMIDTM, for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova has approximately 75 full time employees in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN).

For further information about Xenova and its products please visit the Xenova website at www.xenova.com and www.gbmtrial.com

This press release contains “forward-looking statements”. Various risks may cause Xenova’s actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results and delays in our drug discovery and clinical development programs; failure to achieve product development or commercialization milestones on a timely basis or at all; failure to obtain effective patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial on-going funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see our reports on file with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.